SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 22, 2006

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on May 22, 2006.

Amsterdam • 22 May 2006

ING buys 4,550,000 own shares for employee option hedge

ING Groep N.V. purchased 4,550,000 (depositary receipts for) ordinary ING shares on the open market from 16 to 19 May at an average price of EUR 31.19 in order to adjust its hedge position for employee options.

ING does not issue new shares to cover employee options. Instead, employees receive shares from a delta hedge book, which is maintained to minimise the market risks and price fluctuations that arise from the employee option programmes.

The hedge position is adjusted on a quarterly basis during the open period in accordance with regulatory requirements and ING’s policies to prevent market manipulation. In addition to buying shares on the market, ING can also buy shares for the delta hedge book directly from employees who wish to immediately sell the shares they receive on exercising their options.

The hedge book currently holds 52 million (depositary receipts for) ordinary ING shares, representing 2.4% of the total shares outstanding.

Press enquiries: ING Group Mark Goedbloed, +31 20 541 5469, mark.goedbloed@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.
With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:/s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:/s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: May 22, 2006